Exhibit 99.2

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

Three and Six Months Ended June 30, 2015

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for CONDENSED Consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) are the responsibility of the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2014. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 – Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee approves the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders on behalf of the Board of Directors.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Patrick C. Evans”	“Bruce Ramsden”
Patrick C. Evans	Bruce Ramsden
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

August 13, 2015

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Financial Position

In Canadian dollars

(Unaudited)

		June 30,	December 31,
	Notes	2015	2014
ASSETS
Current assets
Cash		$23,258,914	$3,779,907
Short-term investments		319,143	77,261,842
Amounts receivable		2,349,378	1,597,060
Prepaid expenses and supplies		809,605	2,245,319
		26,737,040	84,884,128

Restricted cash	6	111,314,809	-
Financing costs	9	17,300,880	2,570,914
Property and equipment	7 & 12	355,005,687	213,539,470

Total assets		$510,358,416	$300,994,512

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	12	$33,928,268	$38,087,790
Derivative liabilities	10	2,381,484	-
		36,309,752	38,087,790

Loan facility	9	115,710,527	-
Derivative liabilities	10	414,560	-
Decommissioning and restoration liability	8	13,268,237	7,996,825

Shareholders' equity:
Share capital	11	472,286,699	377,614,185
Share-based payments reserve	11	3,911,351	2,507,424
Deficit		(131,542,710)	(125,211,712)

Total shareholders' equity		344,655,340	254,909,897

Total liabilities and shareholders' equity		$510,358,416	$300,994,512

Contingencies and commitments	5 & 7
Subsequent event	10

On behalf of the Board:

“Patrick Evans”	“Jonathan Comerford”
Director	Director

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

In Canadian dollars

(Unaudited)

		Three months ended	Three months ended	Six months ended	Six months ended
	Notes	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Expenses:
Consulting fees	11 & 12	$(1,991,478)	$(265,985)	$(2,188,946)	$(780,401)
Depreciation		(1,944)	(1,944)	(3,888)	(2,908)
Exploration and evaluation expenses		(32,936)	(1,013,019)	(37,725)	(1,260,892)
Office and administration		(111,989)	(82,557)	(216,604)	(153,179)
Professional fees		(131,003)	(96,903)	(274,911)	(213,058)
Promotion and investor relations		(77,221)	(57,796)	(79,177)	(116,041)
Director fees		-	(87,116)	(89,839)	(174,331)
Transfer agent and regulatory fees		(158,492)	(47,927)	(275,892)	(129,769)
Travel		(83,309)	(81,340)	(105,433)	(135,800)

Loss for the period from operations		$(2,588,372)	$(1,734,587)	$(3,272,415)	$(2,966,379)
Accretion expense on decommissioning and restoration liability		(45,781)	(49,382)	(92,363)	(102,935)
Other income (expenses):
Interest income		297,166	41,746	431,102	101,235
Derivative loss	10	(2,796,044)	-	(2,796,044)	-
Foreign exchange loss		(627,210)	-	(601,278)	-
Loss on sale of marketable securities		-	(1,688)	-	(1,688)

Net loss for the period		$(5,760,241)	$(1,743,911)	$(6,330,998)	$(2,969,767)

Other Comprehensive Loss
Items that are and may be reclassified subsequently to profit and loss:
Reclassification of loss on sale of marketable securities		-	1,688	-	1,688
Change in fair value of available-for-sale marketable securities		-	(2,811)	-	(646)
Comprehensive loss for the period		$(5,760,241)	$(1,745,034)	$(6,330,998)	$(2,968,725)

Basic and diluted loss per share	11(iv)	$(0.04)	$(0.02)	$(0.04)	$(0.03)

Weighted average number of shares outstanding		159,005,481	107,862,608	147,170,764	104,294,107

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

In Canadian dollars

(Unaudited)

	Notes	Number of shares	Share Capital	Share-based Payments Reserve	Deficit	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 2013		100,501,351	$209,820,460	$2,191,406	$(120,817,633)	$(1,042)	$91,193,191
Net loss for the period		-	-	-	(2,969,767)	-	(2,969,767)
Issuance of common shares – Private Placements		14,643,199	71,601,321	-	-	-	71,601,321
Share-based payment expense		-	-	299,386	-	-	299,386
Other Comprehensive Loss:
Available-for-sale financial assets
- Current period unrealized losses		-	-	-	-	(646)	(646)
- Reclassification of loss on sale of marketable securities		-	-	-	-	1,688	1,688
Balance, June 30, 2014		115,144,550	$281,421,781	$2,490,792	$(123,787,400)	$-	$160,125,173

Balance, December 31, 2014		135,204,550	$377,614,185	$2,507,424	$(125,211,712)	-	$254,909,897
Net loss for the period		-	-	-	(6,330,998)	-	(6,330,998)
Issuance of common shares – Rights Offering	11(ii)	23,761,783	91,822,514	-	-	-	91,822,514
Stand-by fee	11(ii)	712,500	2,850,000	-	-	-	2,850,000
Share-based payment expense		-	-	1,403,927	-	-	1,403,927
Balance, June 30, 2015		159,678,833	$472,286,699	$3,911,351	$(131,542,710)	$-	$344,655,340

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

In Canadian dollars

(Unaudited)

		Six months ended	Six months ended
	Notes	June 30, 2015	June 30, 2014
Cash provided by (used in):
Operating activities:
Net loss for the period		$(6,330,998)	$(2,969,767)

Adjustments:
Accretion expense on decommissioning and restoration liability		92,363	102,935
Depreciation		3,888	2,908
Share-based payment expense		1,403,927	299,386
Interest income		(431,102)	(101,235)
Unrealized loss on derivative liabilities		2,796,044	-
Loss on sale of marketable securities		-	1,688
Changes in non-cash operating working capital:
Amounts receivable		33,722	(589,151)
Prepaid expenses and supplies		(191,688)	11,736,123
Accounts payable and accrued liabilities		341,538	(11,892,222)
		(2,282,306)	(3,409,335)
Investing activities:
Interest income		431,102	101,235
Restricted cash		(111,314,809)	-
Proceeds from sale of marketable securities		-	2,944
Amounts receivable		(786,040)	-
Payments for property and equipment		(139,901,709)	(44,375,568)
Redemption (purchase) of short-term investments		76,942,699	(5,662,120)
		(174,628,757)	(49,933,509)
Financing activities:
Loan facility		123,651,000	-
Financing costs		(21,933,444)	-
Proceeds from share issuance, net of costs	11(ii)	94,672,514	71,301,321
		196,390,070	71,301,321

Increase in cash		19,479,007	17,958,477
Cash, beginning of period		3,779,907	11,344,472
Cash, end of period		$23,258,914	$29,302,949

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2015

In Canadian Dollars

(Unaudited)

1.	Nature of Operations

Mountain Province Diamonds Inc. was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the NASDAQ under the symbol ‘MDM’.

The Company is in the process of developing the Gahcho Kué Project (“Gahcho Kué Diamond Mine”) in conjunction with De Beers Canada Inc. (“De Beers”) (Note 7). The underlying value and recoverability of the amounts shown as “Property and Equipment” are dependent on development and commissioning, and upon future profitable production or proceeds from disposition of the Company’s assets. Failure to meet the obligations for the Company’s share in the Gahcho Kué Diamond Mine may lead to dilution of the interest in the Gahcho Kué Diamond Mine and may require the Company to write off costs capitalized to date.

Authorization of Financial Statements

These unaudited condensed consolidated interim financial statements were approved by the Audit Committee on behalf of the Board of Directors on August 13, 2015.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with IAS 34 – Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2014, which were prepared in accordance with IFRS as issued by the IASB. Accordingly, these interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

3.	Significant accounting policies

(i)	Basis of consolidation

The consolidated financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)

The Company’s interest in the Gahcho Kué Diamond Mine is held through 2435386 Ontario Inc.

A subsidiary is an entity controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. A subsidiary is included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company has determined that its interest in the Gahcho Kué Diamond Mine through its joint arrangement is a joint operation under IFRS 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s interest in the Gahcho Kué Diamond Mine is bound by a contractual arrangement establishing joint control over the project through required unanimous consent of the Company and De Beers (the “Participants”) for strategic, financial and operating policies of the Gahcho Kué Diamond Mine. The Gahcho Kué Diamond Mine management committee has two representatives of each of the Company and De Beers. The Participants have appointed De Beers as the operator of the Gahcho Kué Diamond Mine.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2015

In Canadian Dollars

(Unaudited)

(ii)	Significant accounting policies

The significant accounting policies have not changed from the significant accounting policies presented in the audited consolidated financial statements for the year ended December 31, 2014, except for the adoption of new policies noted below.

As a result of financing the project through a Loan Facility (Note 9), in the period ended June 30, 2015, the Company adopted the following significant accounting policies:

Capitalized interest

Interest costs for qualifying assets are capitalized. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in development or construction stages. Capitalized interest costs are considered an element of the cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings.

Derivative financial instruments

The Company may enter into derivative financial instruments to mitigate economic exposures to interest rate and currency exchange rate fluctuations. Derivatives are initially recognized at fair value; any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss. The fair values of derivative assets and liabilities are determined using valuation techniques with assumptions based on prevailing market conditions on the reporting date. Pursuant to the Loan Facility described in Note 9, the Company entered into foreign currency forward strip and interest rate swap contracts, described in Note 10.

Derivative instruments are classified as current or non-current assets or liabilities, depending on their maturity dates. Derivative assets are not offset against derivative liabilities.

(iii)	Standards, amendments and interpretations to existing standards

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards that have been published but are not yet effective, and have not been adopted early by the Company are as follows:

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements along with timing of our adoption of IFRS 9.

Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to IAS 16 Property, plant and equipment (IAS 16) and IAS 38 Intangible assets (IAS 38). The amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The amendments clarify the factors in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate. Management intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning January 1, 2016. The extent of the impact of adoption of the amendments to IAS 16 and IAS 38 have not yet been determined.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2015

In Canadian Dollars

(Unaudited)

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)	Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)	Impairment analysis – mineral properties

As required under IAS 36 – Impairment of Assets (“IAS 36”), the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at June 30, 2015, no indicator of an impairment in the carrying value of its mineral properties had occurred.

ii)	Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)	Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties.

b)	Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

c)	Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2015

In Canadian Dollars

(Unaudited)

d)	Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of tax losses or deductible temporary differences.

5.	FAIR VALUE MEASUREMENT

For financial instruments recorded at fair value, the Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets and liabilities as at June 30, 2015 and December 31, 2014 measured at fair value are summarized in the following table:

	June 30, 2015
	Level 1	Level 2	Level 3
Cash	$23,258,914	$-	$-
Short-term investments	-	319,143	-
Derivative liabilities	-	2,796,044	-

	December 31, 2014
	Level 1	Level 2	Level 3
Cash	$3,779,907	$-	$-
Short-term investments	-	77,261,842	-

Short-term investments at June 30, 2015 and December 31, 2014 are cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution.

The fair values of the amounts receivable, accounts payable and accrued liabilities and the Loan Facility approximate their carrying values due to the short-term maturity of these financial instruments.

Fair value assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2015

In Canadian Dollars

(Unaudited)

Where inputs are based on unobservable market data, and the input is significant to the fair value, fair value assets and liabilities are classified as Level 3.

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

The carrying amounts by classification are:

	June 30,	December 31,
	2015	2014
Financial assets
Fair Value Through Profit or Loss
Cash	$23,258,914	$3,779,907
Short-term investments	319,143	77,261,842
Derivative liabilities	2,796,044	-

Loans and Receivables
Amounts receivable	2,349,378	1,597,060
Restricted cash	111,314,809	-

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities	(33,928,268)	(38,087,790)
Loan facility	(115,710,527)	-

Financial Instruments Risks

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of a loss associated with counterparty’s inability to fulfill its contractual payment obligations. The Company’s financial assets are primarily composed of cash and restricted cash. To mitigate exposure to credit risk, the Company has adopted strict investment policies, which prohibit any equity or money market investments. All of the Company’s cash and restricted cash are held with reputable financial institutions. The Company believes it has no significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Additional funds from the Loan Facility (Note 9) will be required to fund its share of the construction of the Gahcho Kué Diamond Mine. The Company's approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due.

As at June 30, 2015, the Company has drawn US$99 million or $123,651,000 Canadian dollar equivalent from the Loan Facility. Subsequent draws on the Loan Facility are subject to satisfaction of certain conditions (Note 9).

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2015

In Canadian Dollars

(Unaudited)

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year *	Years	Years	Years	Total
Operating lease obligations	$71,128	$154,111	$-	$-	$225,239
Gahcho Kué Project commitments	73,188,811	24,369,723	-	-	97,558,534
Trade and other payables	33,928,268	-	-	-	33,928,268
Loan facility - Principal	-	39,647,309	49,368,921	34,634,770	123,651,000
Loan facility - Interest	-	31,128,200	11,548,100	3,866,800	46,543,100
Interest Rate Swap Contracts:
Outflows	946,611	3,009,845	(822,626)	(862,937)	2,270,893
Forward Exchange Contracts**:
Inflows	(45,686,425)	(105,412,032)	-	-	(151,098,457)
Outflows	45,723,199	105,517,813	-	-	151,241,012
	$108,171,592	$98,414,969	$60,094,395	$37,638,633	$304,319,589

*represents amounts from July 1, 2015 to December 31, 2015

**The foreign exchange contracts inflows and outflows have been signed with six of the seven lenders. In the scenario where one or more of these lenders are unable to pay, the Company could be exposed to the outflow of agreed upon funds for the remaining contracts at that time. Any offsetting would be at the discretion of the lenders. The Company believes it has no significant credit risk.

Foreign currency risk

The Company is exposed to financial risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of development costs of the Gahcho Kué Diamond Mine will be in Canadian dollars, but funded through the U.S. dollar Loan Facility. The Company has entered into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent to the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the Gahcho Kué Diamond Mine. The foreign currency forward strip contracts increase the exposure to financial risk related to foreign exchange rates. Currency risk relates to the U.S. dollar Loan Facility, foreign currency forward strip contracts and cash and restricted cash denominated in U.S. dollar.

As at June 30, 2015, the Company had cash and restricted cash, accounts payable and accrued liabilities, derivative liabilities and the Loan Facility that are in U.S. dollars.

Cash	$600,000
Restricted Cash	2,500,000
Derivative liabilities	(2,000,000)
Loan Facility	(99,000,000)
Total	$(97,900,000)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar would have resulted in an increase or decrease to net loss of approximately $9.79 million.

Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company has entered into an interest rate swap to fix its interest rate exposure for 75% of its U.S. dollar Loan Facility and therefore has interest rate exposure to the remaining 25%. As at June 30, 2015, the total Loan Facility drawn was US$99 million and interest rate swaps of US$72.7 million are currently in effect.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2015

In Canadian Dollars

(Unaudited)

The Company does not account for the variable rate Loan Facility at fair value through profit or loss, therefore a change in interest rates at the reporting date would not affect profit or loss.

The Company accounts for the derivative contracts at fair value through profit or loss, therefore a change in interest rates at the reporting date would affect profit or loss.

6.	RESTRICTED CASH

Total restricted cash of $111,314,809 at June 30, 2015 (December 31, 2014 – $Nil) included $93,562,546 held in a restricted cost overrun account and $17,752,263 held in a restricted proceeds account. The amounts held in the restricted cost overrun account is restricted to be used to fund cost overrun of the project, and the use of this account must be approved by the lenders. The amounts held in the restricted proceeds account is restricted to funding the Company’s share of the Gahcho Kué Diamond Mine, this amount will be used to fund the Company’s share of expenditures in the third quarter of 2015. These amounts are restricted under the Loan Facility agreement (Note 9).

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2015

In Canadian Dollars

(Unaudited)

7.	PROPERTY AND EQUIPMENT

The Company’s property and equipment as at June 30, 2015 and December 31, 2014 are as follows:

	Corporate		Production and	General	Earthmoving	Mineral	Assets under
	assets	Vehicles	related equipment	infrastructure	equipment	properties	construction	Total
Cost
At January 1, 2014	$38,877	$728,263	$177,030	$993,163	$1,773,510	$45,596,529	$12,281,302	$61,588,674
Decommissioning and restoration adjustment	-	-	-	-	-	2,557,952	-	2,557,952
Additions	-	1,474,510	260,768	3,507,483	8,450,313	10,000,000	128,322,309	$152,015,383
At December 31, 2014	38,877	2,202,773	437,798	4,500,646	10,223,823	58,154,481	140,603,611	216,162,009
Decommissioning and restoration adjustment	-	-	-	-	-	5,179,048	-	5,179,048
Additions	-	-	-	1,468,477	192,122	-	135,691,235	137,351,834
At June 30, 2015	$38,877	$2,202,773	$437,798	$5,969,123	$10,415,945	$63,333,529	$276,294,846	$358,692,891

Accumulated depreciation
At January 1, 2014	$(14,119)	$(87,719)	$(19,511)	$(145,553)	$(37,287)	$-	$-	$(304,189)
Depreciation	(6,795)	(519,970)	(194,672)	(713,352)	(883,561)	-	-	(2,318,350)
At December 31, 2014	(20,914)	(607,689)	(214,183)	(858,905)	(920,848)	-	-	(2,622,539)
Depreciation	(3,888)	(195,076)	(17,650)	(316,524)	(531,527)	-	-	(1,064,665)
At June 30, 2015	$(24,802)	$(802,765)	$(231,833)	$(1,175,429)	$(1,452,375)	$-	$-	$(3,687,204)

Carrying amounts
At December 31, 2014	$17,963	$1,595,084	$223,615	$3,641,741	$9,302,975	$58,154,481	$140,603,611	$213,539,470
At June 30, 2015	$14,075	$1,400,008	$205,965	$4,793,694	$8,963,570	$63,333,529	$276,294,846	$355,005,687

Page | 15

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2015

In Canadian Dollars

(Unaudited)

The Company’s mineral asset, the Gahcho Kué Diamond Mine is in the development stage. On December 2, 2013, the approval of a pioneer Land Use Permit for the Gahcho Kué Diamond Mine was obtained. Based on successful permitting and demonstrated technical feasibility and commercial viability of the Gahcho Kué Diamond Mine, the Company is now capitalizing all development expenditures incurred related to the Gahcho Kué Diamond Mine.

The Company holds a 49% interest in the Gahcho Kué Diamond Mine located in the Northwest Territories, Canada, and De Beers holds the remaining 51% interest. The arrangement between the Company and De Beers is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”). The Company considers that the operator of the Gahcho Kué Diamond Mine is a related party under IAS 24 Related Parties.

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers carried all costs incurred by the Project, and De Beers had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Diamond Mine will be Mountain Province 49% and De Beers 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120,000,000;
(f)	The Company will repay De Beers $59 million (representing 49% of an agreed sum of $120,000,000) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs. At June 30, 2015 the following amounts have not been settled and have not been accrued:
•	$10 million following the commencement of commercial production (commencement of commercial production means the first day of the calendar month following the first thirty consecutive days (excluding maintenance days) that the relevant Mine has achieved and maintained 70% of rated Production specified in the relevant Feasibility Study); and
•	The balance of approximately $24.4 million plus accumulated interest of approximately $25.8 million within 18 months following commencement of commercial production, which is targeted to take place by January 2017. At June 30, 2015, accumulated interest is approximately $17.7 million. Accumulated interest is calculated at the prevailing LIBOR rate plus 5%.

2435386 Ontario Inc. has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the payments described above.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they will be capitalized to Mineral Properties.

Page | 16

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2015

In Canadian Dollars

(Unaudited)

8.	decommissioning and restoration liability

The Gahcho Kué Diamond Mine decommissioning and restoration liability was calculated using the following assumptions as at June 30, 2015 and December 31, 2014:

	June 30,	December 31,
	2015	2014
Expected undiscounted cash flows	$27,026,599	$16,279,371
Discount rate	2.31%	2.33%
Periods	2028	2028

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

The continuity of the decommissioning and restoration liability at June 30, 2015 and December 31, 2014 are as follows:

	June 30,	December 31,
	2015	2014
Balance, beginning of period	$7,996,825	$5,224,662
Change in estimate of discounted cash flows for the period	5,179,049	2,557,952
Accretion recorded during the period	92,363	214,211
Balance, end of the period	$13,268,237	$7,996,825

9.	LOAN FACILITY

On April 2, 2015, the Company through its subsidiary 2435572 Ontario Inc. entered into a Loan Facility of US$370 million with a syndicate of lenders led by Natixis S.A., Scotiabank and Nedbank Ltd. and including ING Capital LLC, Export Development Canada and the Bank of Montreal. On April 29, 2015, Société Générale joined the lender syndicate. The Lenders hold security over the Company’s 49% of the Gahcho Kué Diamond Mine held through the Company’s subsidiaries. The term of the Loan Facility is seven years and the interest rate is U.S. dollar LIBOR plus 5.5 percent. The Loan Facility has a drawdown schedule commencing on April 7, 2015 to March 31, 2017 to correspond with the projected construction period. When the Company reaches commercial production, it will be subject to certain financial and insurance covenants.

Drawdowns under the Loan Facility are subject to certain conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant. The Company has funded a Cost Overrun Reserve Account, which is restricted to be used to fund cost overruns of the project, and use of this account must be approved by the lenders. A cost to complete shortfall would exist if available resources remaining under the Loan Facility are less than the projected costs to completion of the project. Such shortfall would represent a cost overrun. If the Lenders are satisfied that the cost overrun can be funded with amounts in the Cost Overrun Reserve Account then no event of default would have occurred, and the lenders would approve further drawdown against the Loan Facility. If the available resources under the Loan Facility plus the Cost Overrun Reserve Account were insufficient to fund the project to completion, additional funding would be required and no amounts would be available to be drawn until the default was remedied.

The Loan Facility will be used to fund the Company’s share of the remaining construction cost of the Gahcho Kué Diamond Mine, associated fees, general and administrative costs, interest costs and repayment of $10 million of sunk costs owing to De Beers, which is payable on achievement of commercial production, expected in January 2017.

Page | 17

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2015

In Canadian Dollars

(Unaudited)

Initial drawdown of the Loan Facility took place on April 9, 2015 and from April 9, 2015 through to June 30, 2015, the Company had drawn US$99 million or the equivalent of $123,651,000 Canadian dollars from the Loan Facility. The loan is carried at amortized cost on the Statement of Financial Position. As at June 30, 2015, financing costs totaling $23,906,305 consisting primarily of fees payable to the lenders, legal and financial advisory fees and other financing related expenses to the Loan Facility have been deferred. The loan amount of $123,651,000 has been reduced by a pro-rata portion of the deferred financing costs relative to what has been drawn to date, which is being amortized over the life of the Loan Facility using the effective interest method. The resulting balance of financing costs as at June 30, 2015 is $17,300,880 (December 31, 2014 - $2,570,914) and will be allocated to future drawdowns and amortized over the life of the Loan Facility using the effective interest rate method.

The following table shows the expected repayment schedule and unamortized portion of deferred financing costs:

	June 30, 2015	December 31, 2014
2017	$8,284,980	$-
2018	31,362,329	-
2019	33,736,067	-
2020	15,632,854	-
2021	21,067,424	-
2022	13,567,346	-
Loan facility	$123,651,000	$-
Unamortized deferred financing costs	(7,940,473)	-
	$115,710,527	$-

Financing costs for the six month period ended June 30, 2015 were $2,099,773 (June 30, 2014 - $Nil) and include interest expense calculated using the effective interest method including commitment fees, adjusted for interest paid on interest rate swaps and foreign exchange of the interest paid and accrued. These financing costs have been capitalized to property and equipment.

10.	DERIVATIVE CONTRACTS

On April 7, 2015, the Company entered into U.S. dollar interest rate swaps to manage interest rate risk associated with the U.S. dollar variable rate Loan Facility (Note 9) and entered into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent to the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the Gahcho Kué Diamond Mine. The interest rate swaps and forward strip contracts are secured on an equal basis with the Loan Facility and documented in the form of International Swaps Derivatives Association Master Agreements.

These derivatives have been classified as “non-hedge derivatives”. Changes in fair value of the IRS and foreign exchange contracts are recognized in the Statement of Comprehensive Loss as gains or losses on derivatives.

Interest Rate Swap Contracts

The Company has entered into U.S. dollar floating-to-fixed Interest Rate Swaps (“IRS”) intended to economically fix the interest rate on 75% of the outstanding principal of the balance of the Loan Facility based on the forecast loan drawdown schedule up to a maximum of US$277 million. The IRS is effective from April 9, 2015 and terminates on March 31, 2020 (5 years). The Company will pay a fixed rate of 1.827% and will receive a variable rate based on the 3 month LIBOR forward curve, reset quarterly. Payments are settled on a quarterly basis in March, June, September, and December of each year.

Page | 18

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2015

In Canadian Dollars

(Unaudited)

The table below provides a summary of interest rate swap contracts outstanding as at June 30, 2015:

Period of Interest Rate Contracts	Notional Amount (USD)
July 1, 2015 to December 31, 2015	$117,703,789
January 1, 2016 to December 31, 2016	224,693,146
January 1, 2017 to December 1, 2017	277,500,000
January 1, 2018 to December 31, 2018	161,932,194
January 1, 2019 to December 31, 2019	41,995,998
January 1, 2020 to March 31, 2020	5,877,827

Foreign Currency Forward Strip

The Company has executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from April 7, 2015 to February 1, 2017 for notional amounts of $219,125,894 or US$175,666,949, with a weighted average price of $1.2474/US$1.

The table below provides a summary of currency contracts outstanding as at June 30, 2015:

Period of Currency Contracts	Notional Amount (CAD)	Weighted Average Price (USD)	Notional Amount (USD)
July 1, 2015 to December 31, 2015	$45,686,425	$1.2480	$36,607,846
January 1, 2016 to December 31, 2016	95,013,437	1.2481	76,125,487
January 1, 2017 to February 1, 2017	10,398,595	1.2444	8,356,349
	$151,098,457		$121,089,682

The following table shows amounts recognized in the Statement of Comprehensive Loss for the three and six months ended June 30, 2015:

	Three months ended	Six months ended
	June 30, 2015	June 30, 2015
Unrealized loss on derivative contracts - currency contracts	$(401,475)	$(401,475)
Unrealized loss on derivative contracts - interest rate swap contracts	$(2,394,569)	$(2,394,569)
Total	$(2,796,044)	$(2,796,044)

Subsequent to June 30, 2015, the Company entered into transactions to hedge the remaining budgeted capital costs from August 4, 2015 to February 1, 2017.

11.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value

There is no other class of shares in the Company.

ii.	Share capital

The number of common shares issued and fully paid as at June 30, 2015 is 159,678,833. There are no shares issued but not fully paid.

Page | 19

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2015

In Canadian Dollars

(Unaudited)

On March 31, 2015, the Company closed a Rights Offering for gross proceeds of approximately $95 million. Under the Rights Offering, each registered holder of common shares of the Company as of the record date established as February 27, 2015, received one right (a “Right”) for each share held. 5.69 Rights plus the sum of $4.00 (the “Subscription Price”) were required to subscribe for one share (“Rights Share”). The Rights expired on March 30, 2015 (the “Expiry Date”) with unexercised Rights becoming void and without value. The Rights were listed on the TSX until their expiry.

The Company entered into a stand-by agreement with Mr. Dermot Desmond an insider of the Company and principal owner of Bottin (International) Investments Ltd. (“Bottin”) under which he undertook to fully subscribe for those Rights Shares not otherwise subscribed for on the Expiry Date. Mr. Dermot Desmond fully exercised his rights under the Offering and received, his previously agreed stand by fee of 3%. Mr. Desmond requested his payment to be received in common shares of the Company at a price of $4.00 per common share, which was subject to shareholder approval at the Annual Special Meeting held on June 16, 2015. Shareholder approval was received and on June 25, 2015, Mr. Desmond was issued 712,500 common shares of the Company.

A total of 135,204,550 Rights were exercised by shareholders for 23,761,783 shares.

On October 16, 2014, Mountain Province closed a bought-deal private placement and non-brokered private placement for common shares for gross proceeds of $100,000,000. Mountain Province issued 20,000,000 common shares at a price of $5.00 per share. Transaction costs in the amount of $3,803,500 were paid in relation to the bought-deal private placement and other share issuance costs of $237,822 were incurred in connection with the private placements.

On June 28, 2014, Mountain Province closed a non-brokered private placement for common shares for gross proceeds of $45,525,140. Mountain Province issued 9,105,028 common shares at a price of $5.00 per share. Transaction costs in the amount of $755,250 were incurred which included 60,000 common shares at a price of $5.00 per share which were issued and other share issuance costs of $269,799.

On March 28, 2014, Mountain Province closed a bought-deal private placement and a non-brokered private placement for common shares for gross proceeds of $28,244,672. Mountain Province issued 5,538,171 common shares at a price of $5.10 per share. Transaction costs in the amount of $1,058,942 were paid in relation to the private placements and other share issuance costs of $150,775 were incurred in connection with the private placements.

iii.	Stock Options and Share-based Payments Reserve

The Company, through its Board of Directors and shareholders, adopted a stock option plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 15,967,883 shares, and as at June 30, 2015, there were 13,682,883 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

Page | 20

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2015

In Canadian Dollars

(Unaudited)

The following table summarizes information about the stock options outstanding and exercisable:

	June 30, 2015		December 31, 2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of period	1,400,000	$5.08	1,200,000	$5.04
Granted during the period	885,000	4.66	200,000	5.29
Balance at end of the period	2,285,000	$4.91	1,400,000	$5.08
Options exercisable at the end of the period	2,285,000		1,350,000

The fair value of the 885,000 stock options granted during the six months ended June 30, 2015 has been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options.

	June 30,	December 31,
	2015	2014
Exercise price	$4.66	$5.29
Expected volatility	37.76%	38.19%
Expected option life	5 years	2.70 years
Expected forfeiture	none	none
Expected option cancellation	none	none
Expected dividend yield	0%	0%
Risk-free interest rate	0.73%	1.21%

The following tables reflect the Black-Scholes values (share-based payments reserve amounts), the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at June 30, 2015.

At June 30, 2015
	Black-Scholes	Number of	Exercise
Expiry Date	Value	Options	Price
January 9, 2016	487,085	150,000	6.13
March 8, 2017	463,500	200,000	4.84
January 31, 2018	133,700	100,000	4.08
March 10, 2018	129,300	100,000	4.06
March 17, 2018	64,250	50,000	4.11
May 13, 2018	156,700	100,000	5.00
July 2, 2018	802,500	500,000	5.28
February 13, 2019	274,600	200,000	5.29
April 13, 2020	1,399,715	885,000	4.66
	$3,911,350	2,285,000	4.91

The weighted average remaining contractual life of the options outstanding at June 30, 2015 is 1.58 years (December 31, 2014 - 3.06 years).

Page | 21

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2015

In Canadian Dollars

(Unaudited)

The share-based payments expense of $1,403,927 (June 30, 2014 - $299,386) for the six months ended June 30, 2015 is recorded in consulting fees.

iv.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30,2014
Numerator
Net loss for the period	$(5,760,241)	$(1,743,911)	$(6,330,998)	$(2,969,767)

Denominator
For basic - weighted average number of shares outstanding	159,005,481	107,862,608	147,170,764	104,294,107
Effect of dilutive securities	-	-	-	-
For diluted - adjusted weighted average number of shares outstanding	159,005,481	107,862,608	147,170,764	104,294,107

Loss Per Share
Basic	$(0.04)	$(0.02)	$(0.04)	$(0.03)
Diluted	$(0.04)	$(0.02)	$(0.04)	$(0.03)

For the three and six months ended June 30, 2015, stock options totaling 2,285,000 (June 30, 2014 – 1,400,000 stock options) are not included in the calculation of diluted earnings per share since to include them would be anti-dilutive.

12.	RELATED PARTIES

The Company’s related parties include the operator of the Gahcho Kué Diamond Mine, Dermot Desmond, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Dermot Desmond, Bottin, the operator of the Gahcho Kué Diamond Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Diamond Mine relate to the funding of the Company’s interest in the Gahcho Kué Diamond Mine for the current year’s expenditures, capital additions and management fee. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

As discussed in Note 11, the Company issued 712,500 common shares or the equivalent of $2,850,000 to Mr. Dermot Desmond as a standby fee.

Page | 22

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2015

In Canadian Dollars

(Unaudited)

The balances as at June 30, 2015 and December 31, 2014 were as follows:

	June 30,	December 31,
	2015	2014
Payable to the operator of the Gahcho Kué Project	$2,010,300	$1,345,183
Payable to key management personnel	52,751	398,895

The transactions for the three and six months ended June 30, 2015 and 2014 were as follows:

		Three months ended	Three months ended	Six months ended	Six months ended
		June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
The total of the transactions:
Mr. Dermot Desmond - Fee under Stand-by Agreement	11(ii)	$-	$-	$2,850,000	$-
Kennady Diamonds		22,500	22,500	45,000	45,000
Remuneration to key management personnel		1,878,845	297,455	2,122,051	874,036
Management fee charged by the operator of the Gahcho Kué Project		1,811,838	904,238	3,906,320	1,878,471

The remuneration expense of directors and other members of key management personnel for the three and six months ended June 30, 2015 and 2014 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Consulting fees, director fees, bonus and other short-term benefits	$479,129	$289,229	$718,124	$574,650
Share-based payments	1,399,716	8,226	1,403,927	299,386
	$1,878,845	$297,455	$2,122,051	$874,036

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

13.	SEGMENTED REPORTING

The Company has determined that it has only one operating segment.

Page | 23